December 7, 2006

Mr. Peter Evensen
c/o Watson, Farley & Williams (New York) LLP
100 Park Avenue, 31st Floor
New Yourk, New York 10017

Re: Teekay Offshore Partners L.P.
Registration Statement on Form F-1
Filed December 4, 2006
File No. 333-139116

Dear Mr. Evensen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 44

1. We note that some of the underwriters you have added are also lenders under certain of Teekay Shipping Corporation's credit facilities and that a portion of the proceeds of this offering may be used to pay down such facilities. Please expand your disclosure under your summary "Use of Proceeds" section and under the "Use of Proceeds" section on page 44 to clearly state this and to identify the underwriter(s) who may receive a portion of the offering proceeds.

Exhibit 8.2—Legal Opinion

2. Your legal opinion currently indicates that the statements in the prospectus with respect to certain Marshall Islands tax issues, "insofar as such statements constitute summaries of the legal matters referred to therein, fairly present the information expected to be relevant to

holders of the Common Units offered pursuant to the Prospectus and fairly summarize the matters referred to therein." Please revise the language quoted above to clearly state that the discussions in the referenced sections in the prospectus are the opinion of counsel.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on the financial statements and related disclosure to Patrick Kuhn at (202) 551-3308, or Michael Fay, at (202) 551-3812. Direct any other questions to H. Yuna Peng at (202) 551-3391, or in her absence to Sara Kalin at (202) 551-3454.

Sincerely,

Sara Kalin
Branch Chief

cc: via facsimile
        David Matheson
        Perkins Coie LLP
        (503) 727-2222